UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )1

Insignia Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45765Y204

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,555
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 90,555
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Insignia Systems, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 212 Third Avenue N, Suite 356, Minneapolis, Minnesota 55401.

Item 2.	Identity and Background.

(a) This statement is filed by David Elliot Lazar (the “Reporting Person”).

(b) The principal business address of Mr. Lazar is Villa 1, 14-43rd Street, Jumeirah 2, Dubai, United Arab Emirates.

(c) Mr. Lazar is a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of Portugal and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Lazar were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The aggregate purchase price of the 90,555 Shares directly beneficially owned by David Lazar is approximately $700,896, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On May 31, 2022, the Reporting Person issued a press release (the “Press Release”) announcing his ownership interest in the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,786,296 Shares outstanding, which is the total number of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2022.

A.	Mr. Lazar

(a)	As of the close of business on May 27, 2022, Mr. Lazar directly beneficially owned 90,555 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 90,555
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,555
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person(s) with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated May 31, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

DAVID E. LAZAR

Purchase of Common Stock	1,000	8.0000	04/26/2022
Purchase of Common Stock	1,000	7.9050	04/26/2022
Purchase of Common Stock	1,000	7.9600	04/26/2022
Purchase of Common Stock	1,000	7.8750	04/26/2022
Purchase of Common Stock	1,000	8.0000	04/26/2022
Purchase of Common Stock	1,000	7.8000	05/09/2022
Purchase of Common Stock	1,000	7.7979	05/09/2022
Purchase of Common Stock	1,000	7.7569	05/09/2022
Purchase of Common Stock	1,000	7.6381	05/09/2022
Purchase of Common Stock	1,000	7.7989	05/10/2022
Purchase of Common Stock	1,000	7.7645	05/10/2022
Purchase of Common Stock	1,000	7.7000	05/10/2022
Purchase of Common Stock	1,000	7.7800	05/10/2022
Purchase of Common Stock	1,000	7.7987	05/10/2022
Purchase of Common Stock	1,000	7.6850	05/10/2022
Purchase of Common Stock	1,000	7.6850	05/10/2022
Purchase of Common Stock	1,000	7.7420	05/10/2022
Purchase of Common Stock	1,000	7.8294	05/10/2022
Purchase of Common Stock	1,000	7.6800	05/10/2022
Purchase of Common Stock	1,000	7.4468	05/12/2022
Purchase of Common Stock	2,000	7.3950	05/13/2022
Purchase of Common Stock	1,000	7.3900	05/13/2022
Purchase of Common Stock	1,000	7.1550	05/16/2022
Purchase of Common Stock	1,000	7.2003	05/16/2022
Purchase of Common Stock	1,000	7.2200	05/16/2022
Purchase of Common Stock	1,000	7.1351	05/16/2022
Purchase of Common Stock	1,000	7.1247	05/16/2022
Purchase of Common Stock	1,000	7.1247	05/16/2022
Purchase of Common Stock	1,000	6.9998	05/23/2022
Purchase of Common Stock	1,000	6.9781	05/23/2022
Purchase of Common Stock	1,000	6.9793	05/23/2022
Purchase of Common Stock	1,000	6.9488	05/23/2022
Purchase of Common Stock	1,000	6.9500	05/23/2022
Purchase of Common Stock	1,000	6.9057	05/23/2022

Sch. A-1